

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 19, 2022

Jeffrey A. Trahan
President
John Deere Receivables LLC
Suite 100
10587 Double R Blvd.
Reno, Nevada 89521

   Re: John Deere Receivables LLC
     Registration Statement on Form SF-3
     Filed May 16, 2022
     File No. 333-264978

Dear Mr. Trahan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Arthur Sandel at 202-551-3262 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Structured Finance